UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

P&F Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

692830508

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	James J. Frolik, Esq. Ellyn Roberts, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lawndale Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) XX (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 477,340
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 477,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 477,340

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 15.2%

14.	Type of Reporting Person (See Instructions)

OO, IA

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CUSIP No. 692830508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew E. Shapiro

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) XX (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) (Items 7 and 9) OO*

(Items 8 and 10) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,500
8. Shared Voting Power 477,340
9. Sole Dispositive Power 4,500
10. Shared Dispositive Power 477,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 481,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 15.3%

14.	Type of Reporting Person (See Instructions)

IN

* This Stock was received in a distribution from Diamond A Partners, L.P.

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CUSIP No. 692830508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Diamond A Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 403,540
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 403,540

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 403,540

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions)

PN

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CUSIP No. 692830508
Item 1.	Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of P&F Industries, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 445 Broadhollow Road, Suite 100, Melville, NY 11747.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Lawndale Capital Management, LLC ("Lawndale" or "LCM");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b)	The business address of the Filers is 591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Shapiro is a citizen of the United States of America.

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CUSIP No. 692830508
Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$2,340,634.46
DAP	Working Capital	$1,968,205.34
Shapiro	Other (2)	$0

(1) Includes funds of DAP invested in the Stock.
(2) The Stock beneficially owned by Shapiro directly was received in a distribution from DAP.

Item 4.	Purpose of Transaction

As disclosed in prior filings, the Filers ("Lawndale") have been in contact with P&F Industries’ ("PFIN", “P&F” or the “Company”) management and members of P&F’s Board of Directors (the “Board”) regarding concerns relating to the Company’s executive compensation policies and the Board’s composition and corporate governance practices. Over several years, Lawndale has requested implementation of constructive changes that would further improve corporate governance, better align management and directors with shareowners’ interests, and other capital allocation steps to maximize value for all PFIN shareowners.

In March 2016, P&F announced the issuance of a special, one-time cash dividend of $0.50 per share and the initiation of a regular quarterly cash dividend starting a rate of $0.20 per share per year. Until early Fall of 2019, P&F bought back its shares in both private and public market transactions. Some of these public repurchases were pursuant to Rule 10b5-1 plans (passive investment programs, where plan holders relinquish direct control over transactions), which provided a mechanism for P&F to purchase its securities when there may be material non-public information (“MNPI”) in existence (e.g. quarter- or year-end earnings “quiet periods”, etc.) that would otherwise prevent such public market purchases. As Lawndale had over many years requested P&F’s Board to regularly consider returning capital to PFIN shareholders via a sustainable dividend or stock buybacks, Lawndale was pleased with these past actions.

Lawndale notes that, even during periods of what were only modest quantities of shares allowed to be repurchased with the 10b5-1 plan, bid-ask pricing spreads in PFIN shares were narrow and trading liquidity in PFIN shares was greatly enhanced. In September or October of 2019, P&F’s Board allowed its 10b5-1 stock buyback plan to expire without renewing it. Lawndale believes this decision, which now forbids the Company from being a purchaser of its shares during earnings “quiet periods” or other instances of MNPI, has unnecessarily widened bid-ask spreads and reduced PFIN share trading liquidity, raising ownership transaction costs.

Lawndale believes that, since PFIN’s market valuation multiple (and thus its cost of capital) has only marginally improved as a result of the Company better focusing on a single industry segment (Tools), maintaining a small quarterly dividend, and buying back shares, the Company’s Board should continue to aggressively repurchase shares and, in particular, re-initiate a 10b5-1 stock buyback plan, capped at attractive price valuation multiples, enabling periodic open market purchases that are not limited by narrow “insider trading windows”.

Additionally, especially if the P&F Board does not implement a 10b5-1 buyback plan and other measures (e.g. typical investor relations activities) reasonably calculated to reduce ownership transaction costs, Lawndale believes the Board ought increase the sustainable dividend paid to PFIN shareholders.

Lawndale believes that almost all of P&F’s independent board members own an inadequate amount of shares in the Company and this lack of meaningful share ownership hinders optimal alignment with shareholder interests and from making further necessary improvements in P&F’s compensation practices. Lawndale believes that the Board should adopt “Best Practices” minimum share ownership requirements for all its Board members and senior management.

Lawndale continues to believe that P&F’s Board should make by-law changes to adopt “Best Practices” in corporate governance such as de-staggering director terms to a single year vs. the Company’s present three-year terms, adopting a majority vote requirement for director election, and enhancing shareholders’ right to call a Special Meeting or remove a director, among others. Given the highly concentrated shareholder composition of the Company, Lawndale believes that such change-of-control protections are completely unnecessary at P&F and that these archaic barriers to board accountability create undesirable optics, further hurting PFIN’s market valuation.

Lawndale believes the public market price of PFIN shares is undervalued by not adequately reflecting the value of P&F’s business segments and other assets.

While Lawndale acquired the Stock solely for investment purposes, Lawndale has been and may continue to be in contact with P&F management, members of P&F’s Board, other significant shareholders and others regarding alternatives that the Company could employ to maximize shareholder value. Lawndale may from time to time take such actions, as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but are not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions which may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers have effected the following transactions in the Stock in the 60 days preceding the date on the cover page:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
DAP	N/A	1/8/2020	26,533	0(1)
Shapiro	N/A	1/8/2020	5,928	0(2)
Shapiro	Gift	1/9/2020	1,428	0

(1) DAP distributed this Stock in kind to its investors.
(2) The Stock beneficially owned by Shapiro directly was received in the distribution from DAP discussed in note 1 directly above.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

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CUSIP No. 692830508

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2020

LAWNDALE CAPITAL MANAGEMENT, LLC By: /s/ Andrew E. Shapiro, Managing Member	DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: /s/ Andrew E. Shapiro, Managing Member
/s/ Andrew E. Shapiro

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CUSIP No. 692830508

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of P&F Industries, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 2, 2010

LAWNDALE CAPITAL MANAGEMENT, LLC By: /s/ Andrew E. Shapiro, Managing Member	DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: /s/ Andrew E. Shapiro, Managing Member
/s/ Andrew E. Shapiro